Mail Stop 3010

July 27, 2009

Jeff Grogin
Chief Legal Officer and Secretary
PNMAC Capital Management, LLC
27001 Agoura Road, Third Floor
Calabasas, California 91301

      Re: **PNMAC Capital Management, LLC**
               Amendment Nos. 2 and 3 to Registration Statement on Form S-11
               Filed July 16, 2009 and July 24, 2009
               File No. 333-159460

Dear Mr. Grogin:

      We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with additional information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Amendment No. 2 to S-11, filed on July 16, 2009

General

1.   Please note that only the names of the lead or managing underwriters should appear on the cover page. Please confirm that you will not include the names of the underwriters in the syndicate on the cover page in the final prospectus that you distribute to investors.

Our Manager and its Operating Platform, page 2

2.   We note your added disclosure in the first paragraph. Please explain what you mean by "called or reserved to be called."

Customized operational platform designed to maximize the value of each loan, page 5

3.   Please explain how your program is "highly scalable."

4.   We note your revised disclosure that "[w]e believe that the operational infrastructure that PennyMac has built, together with its management expertise … provides it with a competitive advantage over new entities seeking to compete in the market for distressed residential loans and mortgage-related assets." This assertion appears to be overly broad. Please revise to provide a reasonable basis for the statement or remove.

Access to investment opportunities, page 5

5.   We note your additional disclosure relating to the Pennymac funds recent agreement to purchase approximately $170 million of mortgage backed certificates. Please tell us whether your policies would permit the private Pennymac funds to transfer assets to you. If you have included this disclosure only to serve as an example of your sourcing capabilities, please move this disclosure out of the summary section.

We depend upon PLS to provide primary servicing and special servicing…, page 27

6.   We note your disclosure that PLS will be entitled to receive an origination fee of 1.0% of the unpaid principal balance of the loan plus $750. Please include such disclosure in your fee table on page 14.

Alignment of interests among PCM, our management and our investors, page 94

7.   Please disclose the "specific limited exceptions" to the lockup agreements.

Table III, page 107

8.   We note your response to our prior comment 1. You state that you have omitted certain line items related to federal income tax results because the PennyMac funds have not yet filed tax returns for their first year of operations. Please revise Table III in accordance with Guide 5 to disclose taxable income and tax data per $1,000 invested, along with disclosure, as appropriate, as to the source of the data and whether the data is subject to adjustment based on finalization of the related tax returns.

Our Manager and the Management Agreement, page 115

9.   Please disclose Ms. Johnson's experience from 2006-2008.

Conditional Payment of the Underwriting Discount, page 140

10.   Refer to the last sentence on page 141. Please clarify to what "standards" you are referring.

Taxation of Our Company, page 160

11.   We note that you intend to elect to be taxed as a REIT commencing with your taxable year ending December 31, 2009. Please revise the description of the tax opinion to clarify that counsel has opined on your REIT status commencing with the same taxable year.

Amendment No. 3 to S-11, filed on July 24, 2009

Exhibit 10.4

12.   We note that the Flow servicing agreement between Pennymac Operating Partnership L.P. and Pennymac Loan Services LLC, filed as Exhibit 10.4, does not include Exhibits 1-10. Please tell us why you have not included these exhibits. Refer to Item 601 of Regulation S-K.

*   *   *   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Jonathan Wiggins at (202) 551-3694 or Jessica Barberich, Assistant Chief Accountant, at (202) 551-3782 if you have questions regarding comments on the financial statements and related matters. Please contact Angela McHale at (202) 551-3402 with any other questions. If you require further assistance you may contact me at (202) 551-3233.

Sincerely,

Tom Kluck
Branch Chief

cc: Via Facsimile
        J. Gerard Cummins
        Sidley Austin LLP
        (212) 839-5599